

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3561

July 24, 2007

Mr. J. Jay Lobell
Chief Executive Officer
Paramount Acquisition Corp.
787 Seventh Avenue, 48th Floor
New York, NY 10019

> **Re: Paramount Acquisition Corp. ("Paramount" or "Company")**
> **Proxy Statement on Schedule 14A**
> **Filed June 18, 2007**
> **File No. 000-51518**

Dear Mr. Lobell,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your disclosure to indicate whether the initial stockholders own shares acquired either in the initial public offering or the after market. If they do, please revise to indicate how these shares will be voted, if known.

2. We note the disclosure on page 31 regarding the purchase of an aggregate of 1,983,000 warrants in the aftermarket. You also disclose a purchase of 100,000 warrants through a 10b5-1 plan that was subsequently terminated. Please revise

to clarify the different amounts and purchasers, and disclose whether all purchases were made pursuant to a Rule 10b5-1 plan. In an appropriate place, disclose the dates and prices paid for the warrants.

3.   Also, please advise us of the requirements that applied to open market purchases as agreed to pursuant to discussions or no-action letters with the Division of Market Regulation; tell us what no-action letter or other documentation was the source of those requirements; and describe the activities of the company and relevant parties after the IPO that were made pursuant to the communications with the Division of Market Regulation.

Cover Page

4.   Please revise to disclose the aggregate purchase price. In addition, please disclose the amount of funds you will be required to borrow to finance the purchase price, assuming the maximum in earnout payments and conversions. Disclosure of the aggregate dollar value should quantify the market value of the shares as of the most recent practicable date and include shares issuable as part of the earnout. Similarly revise the summary.

Summary of the Material Terms of the Transaction, page 1

5.   Please clarify whether the Board concluded that the proposed transaction met all of the requirements detailed in the company's Form S-1.

6.   Please revise the reference on page one to "the stockholders of Chem Rx" to identify the stockholders of the target.

7.   It is unclear how the "New Jersey merger," minority interest of Chem Rx PA and any other underlying transaction fit within the proposed acquisition transaction. Please revise to clarify the subparts of the entire proposed transaction. Your revised disclosure should briefly describe the underlying transactions to clarify how the operations located in separate jurisdictions will make up the company after the closing, including the relative contributions and sizes of each. Please reserve the bulk of the details regarding the number of shares to be issued to different parties and other such items to the back of the document. See also the last full paragraph on page 11 and other references to the New Jersey merger. We may have further comment.

8.   In this regard, please consider adding a chart with graphics to help illustrate the narrative description of the parties and transaction.

9.   With respect to the maximum amount the company estimates it will need to borrow to finance the acquisition, please reference the risk factors relating to the company's post acquisition debt.

10.   Please revise the second bullet point to briefly describe the principal geographic areas where the target conducts business. If any of these general locations involve operations in which Paramount, after the acquisition, will only have a minority or diluted interest, please revise to briefly clarify.

11.   Please revise the reference to "the members of Chem Rx NJ" in the fifth bullet point and "certain other stockholders of Paramount" in the eleventh bullet point to identify the members and stockholders.

Questions and Answers About the Proposals, page 3

12.   Please include, in all appropriate sections, a brief discussion of the dilution that Paramount's current public shareholders will experience as the result of the issuance of additional shares in this transaction.

13.   Please clarify your response to Q&A eight to indicate whether any of the employment agreements negotiated to date provide for equity-based incentives. If so, please revise to disclose the total amount.

14.   We note that Q&A nine contains a reference to the interests of Paramount's officers and directors in the transaction and approval. Given the significance of their interests, and the importance of the transaction, these interests should be covered by their own Q&A. Accordingly, please revise to disclose their interests, including, but not limited to:

    a. Any interest arising from future employment or board positions – including anticipated compensation;

    b. The total number and dollar value of shares and warrants held, including a statement indicating the value of these securities in the event that no transaction is consummated and the company is dissolved; and,

    c. A statement indicating the value of management's present indemnification obligation in the event that a transaction is not approved.

15.   Please disclose, if true, that you will not require shareholders to tender their shares prior to the special meeting.

16.   Please revise to clarify Q&A 25. It appears that the answer applies to continuing shareholders but not necessarily converting shareholders.

Summary, page 9

17. Please disclose, here and all appropriate sections, the dollar value of the company's current liabilities and payment obligations broken down between amounts owed to vendors who have, and have not, waived claims against the trust. In addition, disclose the company's current cash balance. Also, elsewhere in the back of your document, provide detailed disclosure of all material vendors who have not waived claims against the trust and confirm whether management will be able to satisfy its indemnification obligation. Please disclose any vendors who have waived against the trust and are also playing a material role in connection with this transaction. In responding to the foregoing, please also update your page 9 disclosure which is as of March 31, 2007.

18. Please disclose the estimated amount of fees and expenses that the company expects to incur to consummate the transaction. Also, disclose the target's fees and expenses to the extent that you will be liable to pay for them.

19. In this regard, we note the statement in the third paragraph on page nine that the payments will be made "following the closing of the Transaction." Please revise to describe the sources and amounts of funds that will be required to pay expenses assuming the filing is not consummated.

20. Please clarify whether Paramount Biocapital has waived any claims against the trust in the event that the merger is not consummated.

21. Please revise the first sentence under "The Transaction, The Stock Purchase Agreement," on page 10 to state up front the total amount of consideration, with the details of the components of the consideration provided in the subsequent paragraphs. Confirm that the total includes all target debt to be assumed by the company.

22. Please revise the summary to provide a brief description of the target's financial operations and history. For examples please quantify the target's revenues and net income for the past year, the approximate number of employees and its date of incorporation.

23. We note that the company will finance a substantial portion of the purchase price with debt financing from CIBC Inc. Please revise the disclosure here and throughout your document – particularly the risk factors, to disclose:

  a. The interest rate, and interest rate formula, for each debt facility;

  b. The amount of fees and expenses associated with the borrowings;

       c.   The anticipated amount of borrowing required under each facility to finance the acquisition;

       d.   A comparison of the company's expected debt levels against its historical debt level;

       e.   The anticipated cash interest and principle payments on an annualized basis for the next several years;

       f.   The amount of cash flows available to the company to make these payments based on your most recent statement of cash flows;

       g.   A discussion of the security used for the financing;

       h.   A description of material debt covenants;

       i.   A discussion of material assurances and conditions required by CIBC Inc. as part of the financing;

       j.   An indication whether management believes it will be forced to refinance this borrowing prior to repayment and/or seek alternative forms of financing; and,

       k.   Other material and relevant information, if any.

24.   In an appropriate section please clarify why you are not purchasing 750 Park Place Realty Co., LLC and state how it is affiliated with the target.

25.   Please revise "Salerno Buyout" on page 12 and where appropriate to describe how this agreement relates to the proposed acquisition. For example, it is unclear if it is possible that, after consummation of the proposed transaction, the parties are not able to agree to the terms of the Salerno acquisition. Similarly, it is unclear what the consequences would be if the parties were not able to come to mutually agreeable terms for the Salerno acquisition. See comments regarding the New Jersey merger.

26.   We note the reference to "at the time of the meeting" under "The Adjournment" on page 13. With a view to disclosure, tell us if the company may postpone the meeting and conduct further solicitations if it determines that the proposal is unlikely to be adopted.

27.   Please revise the last sentence of the first paragraph on page 14 to quantify the relevant number of shares.

Quorum and Vote of Paramount Stockholders, page 14

28.   Please advise regarding the controlling documentation that governs whether a failure to vote has the same effect as a vote against each proposal.

29.   With respect to "Proxies," on page 15, advise us if the company may conduct solicitations or receive votes by other means, such as by telephone or the internet.

Selected Unaudited Pro Forma Condensed Combined Financial Information of Paramount and Chem Rx, page 20

30.   Please revise to disclose the total current assets on page 20.

Risk Factors, page 21

31.   Please consider adding a risk factor that addresses the level of control that Paramount insiders and Chem Rx shareholders will have going forward as a result of their equity ownership, the voting agreement and their positions with the company.

32.   Please revise to avoid duplicating disclosure in the risk factors. For example, you discuss licensing requirements, and the risk of not complying with licensing requirements, on page 21. You also address the risks of costly government regulations and failure to comply with them on page 28.

33.   Please revise risk factors to clearly explain how the risk could materially impact you. For example, the two risk factors on page 26 and the second risk factor on page 27 are difficult to understand.

34.   Please revise your internal controls risk factor on page 22 to quantify the approximate increase in costs that you anticipate incurring as a combined, public company. In addition, clarify the impact that these new costs will have on your profitability.

35.   In all appropriate sections, including Certain Relationships and Related Party Transactions, please include updated disclosure of the terms of the lease agreement with 750 Park Place Realty Co., LLC. In addition, please include a statement indicating whether management believes the rates to be paid by the company represent market rates. Finally, please disclose the actual mortgage and tax payments payable on this property on a monthly basis and clarify the profits accruing – indirectly – to the Silvas.

36.   Please revise the last risk factor on page 23 to indicate that shareholders will not have the opportunity to evaluate the terms of the lease between the related parties. Also, disclose the approximate amount of the expected annual lease payments.

37.   Please revise your risk factor "Unionization of employees at Chem Rx's facilities
        … to:

        a.   Disclose the percentage of the company's employees represented by
             unions;

        b.   Provide more expansive disclosure of the risks to the company, including,
             but not limited to, the need to comply with Labor Department regulations,
             any collective bargaining agreement provisions, etc.; and,

        c.   Discuss any past work stoppages or other material risks associated with
             employee relations generally.

38.   In addition, in an appropriate section, please revise your disclosure to update the
        status of the collective bargaining agreement negotiations.

39.   Please revise your page 24 risk factor concerning Medicare and Medicaid
        regulations to provide additional information about your degree of reliance on
        these programs. For example, what percentages of your revenues are attributable
        to Medicare and Medicaid and how would an inability to participate in these
        programs impact your business?

40.   To put the risk in context, please revise the last risk factor on page 25 to quantify
        the approximate amount of your revenues associated with rebates.

41.   Please revise your page 31 risk factor "Our current directors and executive
        officers …" to disclose the actual value of their security holdings which may
        become worthless in the event that you fail to consummate a transaction.

42.   Please revise your page 31 risk factor "We will issue shares …" to disclose the
        total number of shares currently outstanding as well as the number of shares
        which are freely tradable.

43.   Please add a risk factor addressing the company's relative cost disadvantages
        relative to other competitors as mentioned on page 53.

44.   Please revise your page 32 risk factor "Our existing cash …" to disclose the total
        amount of borrowings you will need in the event that your conversions are
        19.99%.

Special Meeting of Paramount Stockholders, page 37

45.   Please revise your "Interest of Paramount Directors and Officers in the
        Transaction" discussion to address any role that your officers and directors will
        play in the combined entity. Clarify if they will receive any compensation for
        such role.

46.   Please revise the second bullet point on page 38 to disclose the quantifiable
        liabilities that vendors and other entities could claim against the trust as of the
        most recent practicable date, notwithstanding their waivers.

Fairness Opinion, page 41

47.   Please clarify whether Capitalink has been paid any of the fees owed to it,
        disclose the dates on which they were paid, and clarify whether Capitalink waived
        its right to seek reimbursement against the trust. Also, please disclose the value
        of any engagement fees paid in connection with your abandoned acquisition and
        Ladenburg's SFAS 141 engagement on page 57.

48.   We note the statement on pages 42, 50 and elsewhere that the fairness opinion is
        addressed to the board of directors. This limitation appears to limit reliance by
        investors on the opinion. We view the limitation as inappropriate in light of your
        related disclosure. Please either delete the limitation or disclose the basis for the
        advisor's belief that shareholders cannot rely on the opinion to support any claims
        against it arising under applicable state law. We may have further comment.

The Transaction Proposal, page 43

49.   Please clarify the meaning of your statement that "[t]he cash portion of the
        purchase price is also subject to adjustment based on Paramount's net worth …"

50.   Please revise to explain the principal reasons for the decision to terminate the
        agreement with BioValve.

51.   Please revise to briefly describe the transactions underlying the "three non-
        binding term sheets" and clarify why the board pursued this proposal.

52.   Please disclose the names of the three financial services firms referred to as "the
        intermediaries" on page 44. In addition, please clarify whether these
        intermediaries were or will be paid any transaction based compensation either by
        you, your affiliates, or the target. In this regard please expand on your page 45
        reference to the fee and release agreement with the intermediaries to disclose the
        actual terms of such agreement. Please clarify whether these intermediaries will
        play any role – passive or active – in the business going forward.

53.   Your disclosure indicates that the intermediaries had already executed a letter of
        intent with Chem Rx. Please indicate when this letter was signed, and disclose
        why the intermediaries did not consummate their deal.

54.   Please disclose the terms of the letter of intent between the intermediaries and
        Chem Rx. In addition, please disclose whether Capitalink used this letter in its
        fairness opinion analysis – if not, explain why.

55.   Please disclose whether any member of your management or board had any prior
        contacts or relationships with Chem Rx, or its shareholders.

56.   Your disclosure here and on page 97 indicates that you signed a letter of intent
        with Chem Rx on April 24, 2007, three days prior to your 18 month termination
        date. Please revise to disclose up front that the letter was signed within three days
        of the termination date, and clarify the impact that the pending termination date
        exerted on your negotiations and negotiating position.

Recommendation of the Board of Directors and Reasons for the Transaction, page 46

57.   Please provide a more detailed discussion of the due diligence and financial
        analyses performed by the board. For example, but without limit, what "valuation
        analysis" did they perform and what were the results of such inquiry?

58.   We note that you have included biographies of your management in connection
        with the statement that your team is sufficiently experienced to conduct due
        diligence on a deal of this nature. For each company listed in these biographies,
        please state whether the named company is a development stage company and
        clarify whether they currently have revenues from operations.

59.   Please elaborate on why the board believed that Chem Rx has the potential to
        experience rapid growth and a strong competitive position.

Fairness Opinion, page 50

60.   Please revise to indicate whether the fairness opinion and analysis include the
        New Jersey merger.

61.   As disclosed on page 53 there appears to be a sizable value range associated with
        the consideration being paid. There also appears to be a sizable range associated
        with the target's valuation. Please revise to discuss the degree of overlap (and
        non-overlap) between these ranges, as well as the impact that the size of these
        ranges has on the analyses and conclusions made.

62.   We note that your discounted cash flow analysis assumes a 12.2% revenue growth
        rate. Please disclose the company's historical growth rate and provide additional

disclosure concerning the growth in Chem Rx's existing customer base. For example, but without limit, what underlying assumptions were used to come up with a 12.2% growth rate?

63.   In an appropriate section, please discuss the cost improvement initiatives referenced on page 53.

64.   Please provide a more detailed discussion of how the comparable companies were selected for both the comparable company analysis and comparable transaction analysis. In particular, but without limit, revise to discuss the specific selection criteria used, as well as whether companies which would have fallen within such criteria were excluded from your analyses. If so, please explain the basis for their exclusion.

65.   Please provide more discussion concerning the comparable company analysis. For example, is the analysis limited in any way by the sample size used and/or the size disparity between firms? If the other companies were public, were any adjustments made to account for their greater liquidity, public company operating costs, product mix, etc.?

66.   As Omnicare appears to be the most comparable company, please advise us if the (11.3)% EBITDA growth appears to be an anomaly specific to 2007. In this regard, we note a discrepancy between this disclosure and your tabular presentation. Please advise or revise.

67.   Please provide more detailed disclosure concerning the comparability of the transactions used in the comparable transaction analysis. For example, please revise to disclose the approximate deal size, the target company's revenues, etc.

68.   Please clarify that, unlike the institutional pharmacy transactions you are compared to, your business combination will not present an opportunity to leverage increased economies of scale and/or other cost synergies that often affect a board's analysis and recommendation in mergers of operating companies.

Acquisition Financing, page 57

69.   On page 58 you indicate that your summary discussion of the CIBC commitment letter is qualified by reference to the text of that letter. Please clarify that you have summarized all of the material terms of the letter.

70.   We note your reference on page 58 to investor presentations and CIBC's participation in those presentations. Please provide us with additional information about these presentations, including, but not limited to:

    a.   The nature of these presentations;

b. A list of dates and attendees;

c. A statement indicating whether the company plans to replace a portion of its anticipated borrowing with an equity based issuance; and

d. Copies of any materials used or distributed, to the extent that they have not already been provided.

<u>The Stock Purchase Agreement, page 61</u>

71. Your discussion of the initial earnouts on page 63 is difficult to understand. While some of this difficultly is inherent in the use of defined terms, we believe that the discussion should be clearer to investors. In this respect an example might clarify how the calculation works. Finally, a discussion of what the earnouts are trying to accomplish –i.e., why they are being used, might help explain how they operate.

72. Please clarify whether the $11 million payment to Mr. Silva referenced on page 76 will be allocated to him from the $133 million cash payment to be paid by Paramount.

73. Please clarify whether the New Jersey merger is conditioned upon the approval of the transaction.

74. Page 78 contains a paragraph referring to Mr. Silva that begins "[t]o terminate Mr. Silva's employment …" Please clarify which Mr. Silva this refers to. Also, please clarify the extent to which board decisions regarding a board member will exclude other affiliated board members.

<u>Unaudited Pro Forma Condensed Combined Financial Statements, page 79</u>

75. Disclose your basis for the valuation of Tradename, Customer Relationships/Contracts and Noncompete Agreements.

76. Explain your rationale for amortizing Customer Relationships/Contracts for Chem Rx over ten years. Include historical experience, as appropriate.

<u>Notes to Pro Forma Condensed Combined Financial Statements, page 84</u>

77. Please provide additional disclosure at Notes 1, 10 and 15 to further describe the calculation of the 'blended interest rate of 9.1%' on Paramount's expected $127M bank loan.

78.   Please explain your basis for pro forma adjustment 20. It is generally not appropriate to eliminate infrequent or nonrecurring items included in the underlying historical financial statements. Describe to us the nature of the insurance proceeds received during fiscal 2006, and explain how these proceeds meet the 'directly attributable' and 'continuing impact' criteria of Article 11 of Regulation S-X.

79.   Please provide additional disclosure at Notes 22 and 24 to further describe the calculation of the blended rate of 11.4% on the additional loan drawdown of $10,988 in connection with the maximum conversion of 19.99% of outstanding shares.

Other Information Related to Paramount, page 96

Plan of Operations, page 99

80.   Please provide a more detailed breakdown of the $201,161 in due diligence expenses for the three months ended March 31, 2006.

81.   Please include a statement indicating whether any fees have been paid to any affiliate of your officers and directors and/or any affiliate of Paramount BioCapital Asset Management, Inc. If so, please disclose the amount of fees paid and the nature of the services rendered.

82.   Please include a discussion of your financial results for each period covered by your financial statements. Currently it appears that you address only the quarter ended March 31, 2007 compared to the prior quarter.

83.   Please revise your disclosure to reconcile your actual expenses to date against your budgeted expenditures per your Form S-1.

Business of Chem Rx, page 101

84.   We note your disclosure on page 102 that orders may be faxed into your system or entered directly into your system by physicians from the facility. Please revise to provide additional disclosure about your ordering system here and on page 103 to elaborate on patient data privacy and any additional steps the company uses to monitor the risk of error.

85.   Please revise to disclose whether your software and other technologies are internally developed or contain components licensed from other vendors.

86.   Your existing disclosure suggests that Chem Rx distributes drugs from a centralized location within a certain radius. Please revise to discuss the extent to which continued growth requires the addition of new facilities. In this regard

your page 104 statement that you have capacity to accommodate future growth should provide additional information, such as how much excess capacity you currently have.

87. In an appropriate section, please revise to expand on and update your expansion plans in South Florida. In this regard a discussion of the costs incurred and budgeted, as well as progress signing on customers, adding staff, etc., is warranted.

88. On page 106 you disclose that two of your competitors plan to spin off businesses into a new publicly held company. Please advise us throughout the process of whether this has occurred. In this regard a discussion of the relative valuations of this firm, compared to yours, may be warranted.

89. In reviewing the company's discussion under this section, it was not entirely clear how the company derives its revenue. For example, we note repeated references to your services; however, it appears as if your business model rests on your ability to resell drugs purchased from wholesalers. Please revise to clarify your various revenue streams in a separately captioned section. Revise the summary section consistent with this comment.

90. Please revise to briefly discuss any credit arrangements you have with your suppliers.

Chem Rx's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 114

91. Please revise your "Business and Organizational Structure" section to address problems associated with comparing your financial results to other companies whose operations and costs may be significantly different than yours.

92. We note that you have provided a brief overview of several items which have impacted Chem Rx's financial results for the relevant periods. However, it is not entirely clear to the reader how management evaluates the business and its financial results. Accordingly, we ask you to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations with particular emphasis on how management evaluates the business. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

In addition, while your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the Company, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results. For example, we note that Chem Rx/New Jersey was formed in August 2006 – what impact did this have on the number of beds serviced in 2006 compared to 2005? Please revise for all periods.

93.   We do not understand your disclosure under "Other income" on page 116. It appears that you are reflecting receipt of a $10 million key man insurance payment even though the funds were paid to the stockholder's estate and not the company. Please advise or revise. In so doing, please reconcile your disclosure here to page 117 which implies that payment was made to the Chem Rx. In addition, please discuss the impact that the loss of this stockholder has had on your business in 2007, if any.

94.   When the change in a line item is attributed to more than one cause, (for example sales) quantify the amount of change attributed to each cause. Also, explain why the provision for doubtful accounts changed significantly from year to year.

Liquidity and Capital Resources, page 117

95.   Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements, rather than a recitation of the items in the cash flow statements. For example, what specific items drove the increase in capital expenditures for 2006, will this trend continue, etc.

96.   Your discussion of cash flow provided by operating activities merely recites amounts which appear on the statement of cash flows. Disclose the underlying cause of each change. For example, explain why changes in inventory significantly affected cash provided by operations in 2006 as compared to 2005.

97.   Your disclosure indicates that Chem Rx distributed $4 million to its shareholders in the quarter-ended March 2007. Please revise to disclose the date of the distribution, the circumstances and rationale for issuing it, and how it related to the subsequent signing of the letter of intent. Clarify whether it was a planned or regular distribution as opposed to a special distribution.

98.   We note that as of March 31, 2007 Chem Rx had approximately $57 million in accounts receivable and that this represented the company's most substantial balance sheet asset. Please revise to include a discussion of the company's collection and write-off history and credit policies.

99.   Page F-26 of your financial statements indicates that Chem Rx was in violation of one of its financial covenants as of December 31, 2006. Please revise to disclose this fact, and provide additional information about the terms of the covenant.

Contractual Obligations and Commitments, page 118

100.   Revise your table of Contractual Obligations and Commitments to correct the total column for 'Operating leases'. In addition, ensure that you have included all relevant leases, as noted on page 113 under the caption, 'Facilities', within this calculation. Also, include interest payments on your bank indebtedness separately in the table. See Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies, page 118

101.   Revise your discussion of allowance for doubtful accounts to further describe the methodology by which management assesses the collectibility of accounts receivable. For instance, describe any factors considered by management beyond the outstanding receivable balance and the collection history specific to the customer. In addition, discuss any circumstances that have resulted in revised assumptions in the past. Refer to Financial Reporting Release No. 60.

102.   Further, please include quantitative disclosure of your sensitivity to changes for both Chem Rx's allowance for doubtful accounts and supplier rebates and discounts. This disclosure should be based on other outcomes that are reasonably likely to occur and that would have a material effect on the company. Refer to Section V of Release Nos. 33-8350/34-48960.

103.   Please consider expanding your disclosures to include the following disclosures regarding revenues:

• Clarify how your system calculates net revenue. Specifically state if your billing system generates contractual adjustments based on fee schedules with long-term care facilities or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
• Clarify to what extent your billing system is manual or computerized by describing what functions are performed manually.
• Disclose your policy for collection of co-payments, if applicable, and consider disclosing the percentage of co-payments that are collected at the time of service. For services provided in which the co-payment is not made at the time service is performed, state how your historical subsequent collections have been for each period presented.
• If applicable, state in what circumstances service is provided to a patient where insurance is not verified prior to the service being performed, and quantify the percentage of these encounters.

104.   Please consider expanding your accounts receivable disclosures to include the
following disclosures:

    a. For each period presented, quantify and disclose the amount of changes in
estimates of prior period contractual adjustments that you recorded during
the current period. For example, for 2006, this amount would represent the
amount of the difference between estimates of contractual adjustments for
services provided in 2005 and the amount of the new estimate or
settlement amount that was recorded during 2006.

    b. Quantify and disclose the reasonably possible effects that a change in
estimate of unsettled amounts from 3rd party payors as of the latest
balance sheet could have on financial position and operations.

    c. Disclose the day`s sales outstanding for each period presented. Disclose
the reasons for significant changes from the prior period.

    d. Disclose in a comparative tabular format, the payor mix concentrations
and related aging of accounts receivable. The aging schedule may be
based on management`s own reporting criteria (i.e. unbilled, less than 30
days, 30 to 60 days etc.) or some other reasonable presentation. At a
minimum, the disclosure should indicate the past due amounts and a
breakdown by payor classification (i.e. Medicare, Medicaid, Managed care
and other, and Self-pay). We would expect Self-pay to be separately
classified from any other grouping. If your billing system does not have
the capacity to provide an aging schedule of your receivables, disclose that
fact and clarify how this affects your ability to estimate your allowance for
bad debts. We note the table on page 102.

    e. If you have amounts that are pending approval from third party payors (i.e.
Medicaid Pending), please disclose the balances of such amounts, where
they have been classified in your aging buckets, and what payor
classification they have been grouped with. If amounts are classified
outside of self-pay, tell us why this classification is appropriate, and
disclose the historical percentage of amounts that get reclassified into self-
pay.

    f. State the steps you take in collecting accounts receivable. Disclose your
policy with respect to determining when a receivable is recorded as a bad
debt and ultimately written off and address the following matters:
- The threshold (amount and age) for account balance write-offs;
- Whether or not and to what extent you use specific identification
for account write-offs;
- Whether or not and to what extent your write-off process is
automated or manual; and

- Whether or not accounts are written-off prior to going to legal or collection agencies. If not, quantify the amount included in accounts receivable and the related allowance.

Directors and Executive Officers of Paramount Following the Transaction, page 120

105. Please provide the disclosure contemplated by Item 402 of Regulation S-K for Chem Rx's management team. In this regard we do note your disclosure on page 124 on a going forward basis; however some discussion of the executives' historical compensation is warranted.

106. Please disclose the term of office for each named director. See Item 401 of Regulation S-K.

Independent Auditors' Fees, page 123

107. Please revise to provide the disclosure responsive to Item 304 of Regulation S-K or advise. See Item 9 of Schedule 14A.

Executive Compensation, page 124

108. Please revise to elaborate on your compensation discussion and analysis. For example, see the topics in Item 402(b)(2) of Regulation S-K. As a non-exclusive example, please revise to indicate the benchmarks for compensation.

109. As another non-exclusive example, you use the phrase "subject to upward adjustment" without clarifying the factors that will be considered in increasing salaries.

110. Please clarify whether the board has set any performance parameters for the payment of bonuses under Messrs. Silva, Silva, Kelly, and Segal employment agreements.

Certain Relationships and Related Party Transactions, page 130

111. We note that the company has included disclosure indicating that management has made open market warrant purchases pursuant to 10b5-1 plans. With a view to disclosure, please:

   a. Clarify the exact date that these plans were entered into;

   b. Disclose the amount of unrealized gain/loss on these purchases; and,

   c. Clarify on page 132 the date when the company terminated its agreement with BioValve.

112.   Please revise page 131 to identify the principal terms of the agreement by
        Paramount BioCapital to lend you money.

113.   Please quantify the expenses incurred as of the most recent practicable date as
        identified in the second to last paragraph on page 131.

Chem Rx Related Party Transactions, page 132

114.   We note that Chem Rx rents its facilities from a related party and is currently
        obligated to make payments to this party through 2020. However, the table of
        contractual obligations on page 118 reflects the mortgage payable on this
        property, and not the rental payments, which appear to be higher. Please revise
        your disclosure throughout to clarify, or advise.

115.   Please revise to clarify whether the repayment of the $7.5 million in loans by
        Paramount to the sellers is already reflected in the purchase price disclosed
        elsewhere. In addition, please clarify the meaning of the last sentence in the
        paragraph beginning "[d]uring 2006, Jerry Silva …"

116.   Also, please disclose the factors that will be considered in determining how much,
        if any, of the $7.5 million will be cancelled or repaid.

117.   Based on your existing disclosure it appears as if Messrs. Silva and Silva will be
        taking pay cuts in connection with this transaction. Please revise to discuss the
        factors underlying the decision to decrease salaries.

118.   We note your disclosure on page 132 that several members of the Silva family
        have jobs with Chem Rx. Please revise to clarify:

        a. Whether these family members will continue with the company following
            the transaction;

        b. Whether they are supervised directly or indirectly by Messrs. Silva and
            Silva; and,

        c. How their compensation has been set historically, and will be in the future
            – including whether either Messrs. Silva or Silva will have any input into
            the salary of another family member.

119. Please disclose whether the loans made to Long Beach Chemists bear interest and describe the material terms of the loan and mortgage. In addition, please revise to clarify whether Long Beach Chemists competes with Chem Rx in any way as well as whether Rosalie Silva and Steven Silva are employed by, or have other responsibilities with, that entity. Also, please clarify whether this is the same entity referenced in Note 5 on page F-11 to the financial statements.

120. We note that in October 2006 Chem Rx repurchased a minority interest from a deceased shareholder. Advise us what percentage of the target's equity was represented by repurchased shares. Please revise to indicate the implied enterprise value of the company based on the price paid and percentage of the company repurchased. In addition, please clarify whether the board conducted or received any analysis of the company's value at that time.

121. On page 133 you disclose that Messrs. Silva and Silva will pay Marcum & Kliegman LLP ("M&K") a $5 million fee for personal financial advisory services. We note that this firm appears to have been the auditor for Chem Rx and is currently your auditor. Accordingly, expand your disclosures to note that Marcum & Kleigman LLP is Paramount's auditor for all financial statement periods presented in the proxy statement. Please revise to further discuss the nature of the services provided and the terms of the agreement between M&K and the Silvas. In particular, please disclose whether any portion of the fee is contingent upon the deal being approved or is to be paid, directly or indirectly, with deal proceeds. We may have further comment.

122. Please revise the last paragraph on page 133 to identify the "certain reporting persons."

<u>B.J.K. Inc. d/b/a Chem Rx and Subsidiaries and Affiliate</u>

<u>Notes to Condensed Combined Financial Statements – Unaudited</u>
<u>Note 2 – Summary of Significant Accounting Policies, page F-7</u>

123. Please include Chem Rx's revenue recognition policy within the accounting policy footnote to the interim unaudited financial statements.

<u>Independent Auditors' Report, page F-14</u>

124. The audit report for B.J.K. Inc. d/b/a Chem Rx and Affiliate for fiscal years ended December 31, 2005 and 2004 fails to indicate the city and state where the report was issued. Please revise the report to comply with Article 2-02 of Regulation S-X.

B.J.K. Inc. d/b/a Chem Rx and Subsidiaries and Affiliate
Notes to Combined Financial Statements

125.   Disclose why no segment information required by FAS 131 is included.

Note 7 – Loans Payable, page F-25

126.   We note that B.J.K. was in violation of certain of its financial covenants as of
        December 31, 2006, 2005 and 2004. In both 2006 and 2005, a waiver to the
        covenant violation was subsequently received to cure the non-compliance. In this
        regard, it is unclear to us whether:

        ▪   The waiver granted subsequent to the end of each fiscal year was granted
            in such a manner that the debt was not callable for the next 12 months as
            specified by SFAS 78, or
        ▪   How you concluded that it was probable that the company would be able
            to meet the agreement's covenants, as amended, for the next 12 months
            based on projections at the date of amendment. Refer to Examples 1-5 in
            EITF 86-30.

        Addressing the relevant accounting literature, tell us in detail why you believe
        that the classification of BJK's 'Loan Payable – Bank' as long-term debt is
        appropriate at December 31, 2006 and December 31, 2005.

127.   Expand your disclosures to better explain the terms of your 'Loan Payable,
        member'. Specifically describe the reasons why the loan will not be repaid in
        2007. Considering SFAS 78, tell us why you have classified the debt as long-
        term in nature, given the member's ability to demand payment.

Annexes

Annex A Stock Purchase Agreement

128.   Please revise your disclosure to further describe Section 1.10 of the Stock
        Purchase Agreement.

129.   We note Schedule 3.5 referenced in Section 3.5 of the Stock Purchase Agreement.
        Please include Schedule 3.5 and any material schedules as annexes to the proxy
        statement.

Annex I Commitment Letter

130.   We note references in your commitment letter to an "Equity Financing" please
        advise us of the nature of this financing.

Form 8-K, filed July 2, 2007

131.   In the investor presentation included as an exhibit to your Form 8-K you indicate that the cash flow benefit to earnings will be in excess of $3 million per year. With a view to disclosure in the proxy statement, please provide support for this statement.

132.   Revise your slide entitled 'Established Track Record of Growth and Profitability' on page four to describe the manner in which you have calculated Historical Adjusted EBITDA Growth and Margins. Enhance your presentation disclosures to indicate how management uses this non-GAAP measure to conduct or evaluate the business management. Your discussion should disclose the economic substance behind management's decision to use such a measure.

Other

133.   We note the classified board under Paramount's Articles of Incorporation, which provides that the board is subject to re-election at the first annual meeting of stockholders. With a view to disclosure, advise us if and when votes occurred.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or James Lopez, who supervised the review of your filing, at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

Cc: Andrew Muratore
       Fax # 212-841-1010